                                                                   (CINRAM LOGO)

QUARTERLY REPORT

THIRD QUARTER 2005

                      CINRAM POSTS THIRD QUARTER EARNINGS -
               BOARD CONDITIONALLY APPROVES RECAPITALIZATION AS AN
                        INCOME DEPOSIT SECURITY STRUCTURE
            (All figures in U.S. dollars unless otherwise indicated)

Cinram International Inc. reported that basic earnings per share for the third quarter ended September 30, 2005, doubled to $0.62 from $0.31 in 2004. Revenue for the quarter was up ten percent to $544.7 million from $494.8 million in 2004, and net earnings increased 99 percent to $35.5 million from $17.8 million in 2004. The Company also announced that its Board of Directors has approved the Company's recapitalization as an income deposit security (IDS) structure, subject to the resolution of all remaining structural issues.

SUMMARY OF RESULTS

Cinram generated third quarter earnings before interest, taxes and amortization (EBITA(1)) of $118.5 million, up 27 percent from $93.5 million in 2004, increasing its EBITA margins to 22 percent from 19 percent in 2004. Earnings before interest and taxes (EBIT(2)) were $62.4 million, up 63 percent from $38.2 million in the third quarter of 2004.

For the nine months ended September 30, 2005, Cinram reported consolidated revenue of $1,448.1 million, up from $1,382.4 million in 2004. Year-to-date, the Company generated EBITA of $268.8 million compared with $258.9 million in 2004, and EBIT of $100.3 million compared with $98.2 million in the nine months ended September 30, 2004. Cinram recorded net earnings of $44.2 million or $0.77 per diluted share on a year-to-date basis in 2005, up from $41.3 million or $0.72 per diluted share in 2004.

INDUSTRY SEGMENTS

DVD sales were up 23 percent in the third quarter, to $279.6 million from $227.9 million in 2004, and up nine percent in the nine months ended September 30, 2005, to $723.2 million from $661.1 million in 2004. The increase in both periods was the result of organic revenue growth and the addition of new studio business in Europe. DVDs accounted for 51 percent of third quarter revenue compared with 46 percent in the comparable 2004 period. VHS video cassette sales were down 80 percent to $4.1 million from $20.2 million in the third quarter of 2004, and represented less than one percent of consolidated sales for the quarter.

Cinram's CD sales (audio and ROM) increased six percent in the third quarter to $85.7 million from $80.5 million in the previous year period, principally due to the addition of new business from EMI in the United States, which was partially offset by a 40 percent decline in CD-ROM sales. CDs (audio and ROM) accounted for 16 percent of Cinram's third quarter consolidated revenue, in line with 2004.

Revenue from Ivy Hill, included in the Printing segment, was up 21 percent in the third quarter to $65.2 million from $54.0 million in 2004, in line with the increase in DVD and CD sales and new business from non-replication customers. The Printing segment accounted for 12 percent of third quarter consolidated revenue compared with 11 percent in 2004.

Distribution revenue was up nine percent in the third quarter to $68.9 million from $63.1 million in 2004, and represented 13 percent of consolidated revenue, in line with 2004. New European business from Twentieth Century Fox Home Entertainment as well as increased DVD unit shipment volumes contributed to the increase in distribution revenue relative to the third quarter of 2004.

Revenue from the Other segment was down 15 percent in the third quarter to $40.0 million from $46.8 million in the prior year period. The Other segment represented seven percent of third quarter consolidated sales compared with nine percent in 2004.

GEOGRAPHIC SEGMENTS

North American revenue was up five percent in the third quarter to $410.8 million from $391.0 million in 2004 as a result of higher DVD unit shipments, printing and distribution revenue, which were partially offset by lower VHS video cassette and CD-ROM sales. North American revenue represented 75 percent of consolidated sales in the third quarter compared with 79 percent in 2004.

In Europe, third quarter revenue increased 29 percent to $133.9 million from $103.8 million in 2004, largely due to increased DVD unit shipments. European revenue represented 25 percent of consolidated sales in the third quarter of 2005, up from 21 percent in 2004.

OTHER FINANCIAL HIGHLIGHTS

Gross profit for the third quarter was up 20 percent to $122.9 million from $102.2 million in 2004. On a year-to-date basis, gross profit decreased to $274.9 million from $279.7 million principally due to higher capital asset amortization expense as well as lower DVD selling prices and higher raw material costs.

Selling, general and administrative expenses decreased to $43.0 million in the third quarter from $46.2 million in 2004 as a result of efficiencies realized in the Company's European operations, cost savings in the United States, in particular, the closure of Ivy Hill's Amityville printing facility earlier in the year. On a year-to-date basis, Cinram's selling, general and administrative expenses were down seven percent from 2004.

Interest expense for the quarter was $12.5 million compared with $13.0 million in the third quarter of 2004 as lower debt balances were offset by rising floating interest rates. During the third quarter, Cinram re-priced the interest rate spread on its Term Loan D credit facility, lowering the rate to the London Interbank Offered Rate (LIBOR) plus 225 basis points, from LIBOR plus 300 basis points. In addition, the interest rate spread on Term Loan A was reduced from LIBOR plus 250 basis points to LIBOR plus 225 basis points as the Company achieved reductions in debt leverage in accordance with the credit facility.

Cinram generated cash flow from operations of $38.5 million in the third quarter compared with $6.8 million in the corresponding period last year principally as a result of higher net earnings and non-cash working capital outflows. Higher accounts receivable balances and inventory levels due to increased seasonality contributed to working capital outflows during the quarter. Year-to-date, cash flow from operations was up 86 percent to $121.6 million from $65.5 million in 2004.

The Company paid $24.2 million for capital assets in the third quarter primarily for DVD equipment. Cinram made net long-term debt repayments of $78.9 million during the first nine months of 2005, and its long-term debt balance at September 30, 2005, was $779.4 million.

RECAPITALIZATION AS AN INCOME DEPOSIT SECURITY (IDS) STRUCTURE

Cinram's Board of Directors has concluded that recapitalization as an IDS structure has the potential to materially enhance shareholder value.

Subject to the satisfactory resolution of all remaining structural issues, the Board of Directors has approved the Company's recapitalization as an IDS structure. The Board has instructed management to continue its efforts to resolve all outstanding issues. Once these issues have been settled to the satisfaction of the Board, a plan of arrangement for the recapitalization of the Corporation as an IDS structure would then be submitted to shareholders for approval. However, the Board cautions that there can be no assurance that the remaining structural issues will be satisfactorily resolved, or that a capital reorganization will be implemented.

SHARE VOLUME DATA

For the third quarter ended September 30, 2005, the basic weighted average number of Cinram shares outstanding was 57.3 million compared with 56.8 million in 2004. For the nine months ended September 30, 2005, the basic weighted average number of Cinram shares outstanding was 57.1 million compared with 56.5 million in 2004.

DIVIDEND

The Board of Directors has declared a quarterly dividend of C$0.03 per share, payable on December 31, 2005, to the shareholders of record at the close of business on December 15, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2005 and 2004

NOVEMBER 3, 2005

This interim management's discussion and analysis (MD&A) should be read in conjunction with the MD&A in Cinram's Annual Report for the year ended December 31, 2004. Where we say "we," "us," or the "Company," we mean Cinram International Inc. and its subsidiaries. External economic and industry factors remain substantially unchanged, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this management's discussion and analysis, and elsewhere in this quarterly report, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management's discussion and analysis. For a complete list of risks and uncertainties, please consult the Company's annual information form filed with Canadian securities commissions, available on www.sedar.com.

Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this quarterly report with the understanding that the Company's actual future results may be materially different from what we expect. These cautionary statements expressly qualify all forward-looking statements attributable to Cinram.

NON-GAAP FINANCIAL MEASURES

EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the Company's industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table below.

EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the Company's industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table below.

We use EBIT and EBITA as a benchmark for measuring operating performance and for our lending arrangements.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

                                            Three months ended    Nine months ended
                                               September 30          September 30
                                            ------------------   -------------------
                                              2005       2004      2005       2004
                                            --------   -------   --------   --------
(unaudited, in thousands of U.S. dollars)
EBITA(1)                                    $118,549   $93,454   $268,771   $258,893
                                            --------   -------   --------   --------
Amortization of capital assets              $ 38,684   $37,432   $115,808   $105,571
Amortization of intangible assets
   and deferred financing fees              $ 17,430   $17,809   $ 52,631   $ 55,131
                                            --------   -------   --------   --------
EBIT(2)                                     $ 62,435   $38,213   $100,332   $ 98,191
                                            --------   -------   --------   --------
Interest expense                            $ 12,464   $13,029   $ 38,754   $ 39,143
Other interest                              $    (87)  $  (515)  $   (453)  $   (875)
Income taxes                                $ 14,515   $ 7,877   $ 17,829   $ 18,652
                                            --------   -------   --------   --------
NET EARNINGS                                $ 35,543   $17,822   $ 44,202   $ 41,271
                                            --------   -------   --------   --------

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2005 and 2004

1. ABOUT OUR BUSINESS

Cinram International Inc. (Cinram or the Company) manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, music cassettes and CD-ROMs, for motion picture studios, music labels, publishers and computer software companies in North America and Europe. We also manufacture print components for the entertainment industry.

In 2003, Cinram became the world's largest pre-recorded optical disc replicator with the acquisition of Time Warner Inc.'s DVD and CD manufacturing, distribution, printing and screen-printing entertainment merchandising businesses (the Acquisition or the Acquired Businesses). Along with the Acquisition, Cinram also signed exclusive, long-term manufacturing and distribution agreements with Warner Home Video and Warner Music Group in North America and Europe, and with New Line Home Entertainment, Inc. in North America (the Time Warner Agreements).

We operate four primary business segments: Home Video, Audio/ROM, Printing and Distribution. Our Home Video segment consists primarily of the replication/duplication of DVDs and VHS video cassettes, including new releases and catalog titles. Our Audio/ROM segment consists primarily of the replication/duplication of audio CDs, CD-ROMs and audio cassettes. Our Printing segment manufactures printing and packaging components primarily for the home entertainment industry including the artwork that is inserted into DVD and CD packaging, custom box sets and point-of-purchase merchandise displays, through our wholly-owned subsidiary, Ivy Hill Corporation (Ivy Hill). Our Distribution segment includes revenue for direct-to-retail distribution, warehousing, and pick, pack and ship and order fulfillment services primarily for our home video customers. Revenue from our remaining operations is included in 'Other,' which is principally made up of Giant Merchandising Inc. (Giant), the screen-printing entertainment merchandising business we purchased through the Acquisition.

Our major customers include Warner Home Video, Warner Music Group, New Line Home Entertainment, Twentieth Century Fox Home Entertainment (Fox),
Metro-Goldwyn-Mayer Home Entertainment (MGM), Artisan Entertainment/Lions Gate, Alliance Atlantis and EMI Group plc (EMI).

2. THIRD QUARTER 2005 PERFORMANCE

Revenue in the third quarter of 2005 increased to $544.7 million from $494.8 million in 2004 due to higher DVD, printing, audio CD and distribution revenue. The increase in DVD revenue was driven by organic growth in addition to new business from Fox in Europe, while the increase in audio CD revenue was the result of higher unit shipments from existing customers. Revenue for the nine months ended September 30, 2005, increased to $1,448.1 million from $1,382.4 million in 2004 due to new business from Fox and the acquisition of The Entertainment Network in Europe, and EMI in the United States.

KEY PERFORMANCE METRICS

                                  Three months ended      Nine months ended
                                     September 30            September 30
                                 -------------------   -----------------------
                                   2005       2004        2005         2004
                                 --------   --------   ----------   ----------
(in thousands of U.S. dollars,
except per share data)
Revenue                          $544,651   $494,772   $1,448,055   $1,382,420
EBITA                            $118,549   $ 93,454   $  268,771   $  258,893
EBIT                             $ 62,435   $ 38,213   $  100,332   $   98,191
Net earnings                     $ 35,543   $ 17,822   $   44,202   $   41,271
Basic earnings per share         $   0.62   $   0.31   $     0.77   $     0.73
Diluted earnings per share       $   0.61   $   0.31   $     0.77   $     0.72

Earnings before interest taxes, taxes and amortization (EBITA) were up 27% to $118.5 million from $93.5 million in the third quarter of 2004, and EBITA margins as a percentage of revenue increased

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2005 and 2004

to 22% from 19% in the third quarter of 2004 primarily due to the significant increase in DVD volume. On a year-to-date basis, EBITA margins were 19%, in line with our performance in 2004.

In the nine-months ended September 30, 2005, we recorded an expense of $3.9 million under unusual items related to the April closure of a printing facility in Amityville, New York, as well as a $5.7 million reduction in cost of goods sold as a result of the settlement of a patent dispute.

3. SEGMENTED RESULTS

     3.1. INDUSTRY SEGMENTS REVENUE

                   Three months ended September 30      Nine months ended September 30
                   -------------------------------   -----------------------------------
                     2005             2004              2005               2004
                   --------         --------         ----------         ----------
(in thousands of
U.S. dollars)
Home Video         $283,661    52%  $248,109    50%  $  737,536    51%  $  714,597    52%
Audio/ROM            86,837    16%    82,799    17%     228,046    16%     229,243    17%
Printing             65,203    12%    54,031    11%     167,583    12%     166,532    12%
Distribution         68,899    13%    63,091    13%     197,669    13%     134,067     9%
Other                40,051     7%    46,742     9%     117,221     8%     137,981    10%
                   --------   ---   --------   ---   ----------   ---   ----------   ---
Total              $544,651   100%  $494,772   100%  $1,448,055   100%  $1,382,420   100%
                   --------   ---   --------   ---   ----------   ---   ----------   ---

          3.1.1. HOME VIDEO

          In the third quarter, revenue from the Home Video segment was up 14% to $283.7 million from $248.1 million in 2004, and accounted for 52% of consolidated revenue up from 50% in 2004. Revenue from the Home Video segment also increased on a year-to-date basis, to $737.5 million from $714.6 million in 2004. The increase in both periods was mainly driven by higher DVD unit shipments and sales, offset by a significant decline in VHS video cassette sales.

          DVD revenue increased 23% to $279.6 million from $227.9 million in the third quarter of 2004 as a result of higher unit shipments, offset by lower selling prices. The lower selling prices were partially offset by price increases for raw material pass-throughs. DVD sales remained our major source of revenue, representing 51% of consolidated revenue for the third quarter up from 46% last year. Year-to-date, DVD revenue was up 9% to $723.2 million and represented 50% of consolidated sales, compared with $661.1 million and 48% in 2004, respectively. VHS video cassette revenue was down 80% in the third quarter to $4.1 million from $20.2 million in 2004, reflecting lower consumer demand for VHS video cassettes and a preference for the DVD format. Likewise, VHS video cassette revenue was down 73% year-to-date from 2004 to $14.4 million from $53.5 million. VHS video cassette sales represented less than 1% of consolidated sales in the third quarter and nine months ended September 30, 2005, compared with 4% in both comparable previous year periods.

          3.1.2. AUDIO/ROM

          Revenue from the Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) was up 5% in the third quarter to $86.8 million from $82.8 million in 2004. The increase in audio CD unit shipments due to the addition of the EMI business in the United States was partially offset by a steep decline in CD-ROM shipments in both North America and Europe. In the nine-months ended September 30, 2005, revenue from the Audio/ROM segment decreased slightly to $228.0 million from $229.2 million in 2004.

          Audio CD revenue was up 12% in the third quarter to $80.1 million from $71.3 million in 2004. Year-to-date, audio CD revenue increased 10% to $204.0 million from $185.6 million in 2004, primarily as a result of the addition of the EMI business in the United States. Third quarter CD-

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2005 and 2004

          ROM revenue was down 40% to $5.5 million from $9.2 million in the comparable 2004 period. Similarly, CD-ROM revenue was down 45% year-to-date in 2005 to $19.5 million from $35.3 million in 2004. Audio cassette revenue decreased 48% in the third quarter to $1.2 million from $2.3 million in 2004, and was down 46% in the first half of 2005 to $4.5 million from $8.3 million in the previous year.

          The Audio/ROM segment represented 16% of consolidated sales in the third quarter and nine months ended September 30, 2005, compared with 17% in both comparable 2004 periods.

          3.1.3. PRINTING

          Third quarter printing revenue was up 21% to $65.2 million from $54.0 million in 2004, in line with growth in DVD and CD unit shipments, and additional revenue from non-replication customers. Year-to-date, we recorded printing revenue of $167.6 million, up from $166.5 million in 2004. The Printing segment accounted for 12% of third quarter and year-to-date consolidated sales in 2005, compared with 11% and 12% in the comparable 2004 periods, respectively.

          3.1.4. DISTRIBUTION

          Distribution revenue was up 9% in the third quarter, to $68.9 million from $63.1 million in 2004. In the nine months ended September 30, 2005, distribution revenue increased 47% to $197.7 million from $134.1 million in 2004. The significant increase in distribution revenue reflects the implementation of the new Fox agreement in Europe as well as revenue from The Entertainment Network in the United Kingdom (acquired in July 2004). We also distributed significantly more units in North America in the third quarter and nine months ended September 30, 2005, than in corresponding 2004 periods. Distribution accounted for 13% of third-quarter consolidated revenue in 2005 and 2004, and 13% of year-to-date consolidated sales in 2005, up from 9% in 2004.

          3.1.5. OTHER

          Giant Merchandising generated revenue of $30.1 million in the third quarter, down 19% from $37.1 million in 2004. Year-to-date, revenue from Giant Merchandising was down 15% to $97.4 million from $115.0 million in 2004. Revenue from other non-core activities was $9.9 million in the third quarter compared with $9.7 million in 2004. Year-to-date, revenue from other non-core activities declined to $19.9 million from $22.9 million in 2004. These activities include authoring and other pre and post-production services, information technology, the sale of components, stampers and digital linear tapes.

          Revenue from the Other segment represented 7% of consolidated third quarter revenue, compared with 9% in 2004. Year-to-date, the Other segment accounted for 8% of consolidated revenue compared with 10% in 2004.

     3.2. GEOGRAPHIC SEGMENTS REVENUE

          3.2.1. NORTH AMERICA

          North American revenue was up 5% in the third quarter to $410.8 million from $391.0 million in 2004, principally due to higher DVD and audio CD sales, which were offset in part by lower VHS video cassette, merchandising and CD-ROM revenue. Year-to-date, North American revenue increased to $1,103.1 million from $1,102.6 million in 2004, as higher DVD, distribution and audio CD revenues were offset by a sharp decline in VHS video cassette sales, combined with lower merchandising and CD-ROM revenue.

          Third quarter DVD revenue was up 13% to $201.1 million from $177.4 million in 2004 as a result of higher volume. The year-over-year decline in DVD selling prices was partially offset

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2005 and 2004

          by price increases resulting from raw material pass-throughs. DVD revenue for the nine months ended September 30, 2005, was up 5% to $538.7 million from $514.8 million in 2004. Third quarter VHS video cassette sales fell 77% to $3.3 million from $14.5 million in 2004. VHS video cassette revenue was also down 74% year-to-date, declining to $9.9 million from $38.0 million in 2004.

          With the addition of the EMI business in the United States, and increasing audio CD selling prices resulting from raw material pass-through clauses in certain contracts, audio CD sales increased 16% to $60.0 million from $51.9 million in the third quarter of 2004. Audio CD sales were up 14% year-to-date to $145.1 million from $127.2 million in 2004. Conversely, CD-ROM sales were down 42% to $2.5 million from $4.3 million, and down 54% to $9.8 million from $21.2 million in the third quarter and nine months ended September 30, 2005 and 2004, respectively. Third quarter audio cassette sales decreased to $1.2 million from $2.1 million in 2004. Audio cassette sales were down 43% year-to-date to $4.1 million from $7.2 million in 2004.

          Third quarter printing revenue was up 21% to $65.2 million from $54.0 million in 2004, in line with growth in DVD and CD unit shipments, and additional revenue from non-replication customers. Year-to-date, we recorded printing revenue of $167.6 million up from $166.5 million in 2004. The Printing segment accounted for 12% of third quarter and year-to-date consolidated sales in 2005, compared with 11% and 12% in the comparable 2004 periods, respectively.

          Third quarter distribution revenue was $43.6 million compared with $43.9 million in 2004, and on a year-to-date basis, increased 23% to $123.2 million from $99.9 million in the corresponding 2004 period.

          Giant Merchandising generated revenue of $30.1 million in the third quarter down 19% from $37.1 million in 2004. Year-to-date, revenue from Giant Merchandising was down 15% to $97.4 million from $115.0 million in 2004. Revenue from other non-core activities was $3.8 million in the third quarter down from $5.8 million in 2004. Year-to-date, revenue from non-core activities declined to $7.3 million from $12.8 million in 2004. These activities include authoring and other pre and post-production services, information technology, the sale of components, stampers and digital linear tapes.

          North America accounted for 75% and 76% of third quarter and year-to-date consolidated revenue in 2005, respectively, down from 79% and 80% in 2004 due to the relative increase in European revenue from new customer contracts and the acquisition of The Entertainment Network in the United Kingdom.

          3.2.2. EUROPE

          European revenue increased 29% in the third quarter to $133.9 million from $103.8 million in 2004 as a result of a significant increase in DVD volume and higher distribution revenue due to new business from Fox. These gains were partially offset by lower VHS video cassette, CD-ROM and audio cassettes sales. Year-to-date, European revenue was up 23% to $345.0 million from $279.8 million in 2004.

          Third quarter DVD revenue increased 55% to $78.5 million from $50.6 million in 2004. Year-to-date DVD revenue increased 26% to $184.4 million from $146.3 million, in line with increased production volumes primarily related to the addition of the Fox business. In contrast, VHS video cassette revenue declined 86% in the third quarter to $0.8 million from $5.6 million in 2004, and was down 71% in the nine months ended September 30, 2005, to $4.5 million from $15.5 million in the comparable 2004 period.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2005 and 2004

          Revenue from audio CD sales was up 4% from the prior year quarter to $20.2 million from $19.5 million, and increased to $58.9 million year-to-date from $58.4 million in 2004. CD-ROM sales were down in the third quarter and nine months ended September 30, 2005, to $3.0 million from $4.8 million in 2004, and to $9.7 million from $14.1 million in 2004, respectively. Third quarter audio cassette revenue decreased to $0.02 million from $0.2 million in 2004, decreasing to $0.4 million year-to-date from $1.2 million in 2004.

          Distribution revenue increased 32% in the third quarter to $25.3 million from $19.2 million in 2004 as a result of increased business from Fox in Europe from the contract win during the second half of last year. Accordingly, distribution revenue was up 118% year-to-date to $74.5 million from $34.2 million in 2004 due to the contribution of The Entertainment Network in the United Kingdom and new business from Fox.

          Other revenue from non-core activities increased to $6.1 million in the third quarter and to $12.6 million year-to-date in 2005, from $3.9 million and $10.1 million, respectively, in 2004.

          As a percentage of consolidated sales, European revenue increased to 25% from 21% in the third quarter of 2004 as a result of the increase in revenue from new customer contracts in Europe and the contribution of The Entertainment Network in the United Kingdom. European revenue represented 24% of consolidated sales year-to-date, up from 20% in 2004.

4. GROSS PROFIT

Gross profit for the third quarter increased to $122.9 million from $102.2 million last year. The increase in gross profit was principally attributable to a greater contribution from DVD, audio CD and printing, which were partially offset by lower selling prices, higher raw material costs and the decline of VHS video cassette and CD-ROM. As a percentage of consolidated revenue, gross profit increased to 23% in the third quarter from 21% in the corresponding 2004 period. Year-to-date, we generated gross profit of $274.9 million, down from $279.7 million in 2004, and gross profit margins decreased to 19% from 20% in 2004. The year-over-year decline in gross profit was largely due to a significant increase in the amortization expense from capital assets, which increased to $115.8 million from $105.6 million in 2004, and which is included in our cost of goods sold.

We record royalty charges for the use of third party replication technologies. We record these amounts as incurred, based on sales of our products. At each balance sheet date, we record our best estimate of the royalties payable based on contractual arrangements and management's best estimate for non-contractual amounts. The royalty provision is recorded as a cost of goods sold at the time of shipment. During the nine months ended September 30, 2005, we recorded a reduction of $5.7 million in cost of goods sold as the result of the settlement of a patent dispute.

5. AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES

We recorded amortization of intangible assets and deferred financing fees of $17.4 million in the third quarter of 2005 compared with $17.8 million in 2004. Year-to-date, we recorded amortization of intangible assets and deferred financing fees of $52.6 million compared with $55.1 million in 2004, as the prior year amount included amortization of cross-licensing agreements related to the Acquisition, which was fully amortized by the end of 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2005 and 2004

6. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased to $43.0 million in the third quarter from $46.2 million in the comparable 2004 period. During the quarter, we benefited from reduced costs in our European operations and cost savings in the United States, in particular, as a result of the closure of the Amityville facility earlier in 2005. Year-to-date, selling, general and administrative expenses decreased to $118.0 million from $126.4 million in 2004 on reduced costs and lower compensation expense during the first nine months of 2005 relative to 2004.

As a percentage of sales, selling, general and administrative expenses were 8% in the third quarter and nine months ended September 30, 2005, compared with 9% in both periods last year.

7. UNUSUAL ITEM

In 2005, we formulated an exit plan to shut down an Ivy Hill printing facility located in Amityville, New York. The facility ceased production in April 2005. The exit plan was finalized in March 2005, and termination notices were given in April 2005 to all 102 employees. As a result, contractual severance and other employee related costs amounting to $3.9 million were recorded as an unusual item in our Printing segment in March 2005. For the three and nine months ended September 30, 2005, approximately $1.0 million and $2.4 million, respectively, was paid in connection with the closure of the facility. The Company anticipates making the majority of the remaining employee-related payments by the end of fiscal 2005.

8. INTEREST EXPENSE

Interest expense for the quarter decreased to $12.5 million compared with $13.0 million in the third quarter of 2004 due to a lower debt balance. This was partially offset by higher average interest rates on the floating portion of our long-term debt. During the third quarter, we reduced the interest rate spread on our Term Loan D credit facility to the London Interbank Offered Rate (LIBOR) plus 225 basis points from LIBOR plus 300 basis points. The interest rate spread on our Term Loan A was also reduced from LIBOR plus 250 basis points to LIBOR plus 225 basis points as we achieved reductions in debt leverage in accordance with our credit facility.

The average interest rate on our long-term debt for the quarter was approximately 6.2% compared with approximately 5.0% in the third quarter of 2004.

9. INCOME TAXES

Our effective tax rate for the third quarter of 2005 was 29.0% compared with 30.7% in the corresponding 2004 quarter as a result of lower tax rates in certain jurisdictions. In the nine months ended September 30, 2005, our effective tax rate was 28.7% compared with 31.1% in 2004.

10. LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

                                          Three months ended      Nine months ended
                                             September 30           September 30
                                         --------------------   --------------------
                                           2005        2004       2005        2004
                                         --------   ---------   --------   ---------
(in thousands of U.S. dollars)
Cash flow from operating activities      $ 38,522   $   6,800   $121,589   $  65,471
Cash flow used in financing activities   $(29,082)  $ (29,793)  $(84,172)  $(123,856)
Cash flow used in investing activities   $(21,170)  $(119,296)  $(55,274)  $(165,520)

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2005 and 2004

We generated cash flow from operations of $38.5 million in the third quarter compared with $6.8 million in the corresponding period last year principally as a result of higher net earnings and lower non-cash working capital outflows of $52.5 million compared with $66.8 million in 2004. Year-to-date, we generated cash flow from operations of $121.6 million compared with $65.5 million as our non-cash working capital outflows were reduced to $90.7 million in 2005 compared with $137.1 million in 2004.

In early 2005, the payment terms for one of our major customers were extended, resulting in higher receivable balances, thereby generating non-cash working capital outflows for the nine months ended September 30, 2005. In comparison, the non-cash working capital outflows in the prior year were primarily the result of the settlement of a purchase price adjustment related to the Acquisition.

Cash outflows from financing activities were $29.1 million in the third quarter and $84.2 million year-to-date in 2005, compared with outflows of $29.8 million and $123.9 million in 2004, respectively. In the nine months ended September 30, 2005, we reduced our net long-term debt position by $78.9 million, as borrowings of $54.0 million from our revolving credit facility (used to finance capital spending and working capital requirements) were offset by debt repayments of $132.9 million.

As of September 30, 2005, our net debt position (long-term debt, including the current portion, less cash and cash equivalents) decreased to $757.0 million from $816.6 million at December 31, 2004.

We paid $24.2 million for capital assets in the third quarter of 2005, principally for DVD equipment. Year-to-date, we paid $72.4 million for capital assets compared with $134.5 million in 2004 for DVD and distribution equipment.

At September 30, 2005, our cash balance was $22.4 million and we had total assets of $1,986.8 million compared with $41.8 million and $2,097.0 at December 31, 2004, respectively. The reduction in total assets was primarily attributable to amortization of capital assets and intangible assets.

Our contractual obligations are substantially the same as those disclosed in our 2004 annual report.

10.1. CAPITAL STOCK AND DIVIDENDS

At September 30, 2005, we had 57.3 million common shares issued and outstanding. The Company also had 1.2 million common share stock options outstanding at September 30, 2005, of which 1.1 million were exercisable. On November 2, 2005, Cinram's Board of Directors declared a C$0.03 per share cash dividend payable on December 31, 2005, to the shareholders of record at the close of business on December 15, 2005.

11. EARNINGS

Our net earnings for the third quarter were $35.5 million compared with $17.8 million last year. On a per share basis, we reported basic net earnings of $0.62 in the third quarter of 2005, compared with $0.31 in the comparable 2004 period. Year-to-date, we recorded basic and diluted net earnings of $0.77 in 2005 compared with $0.73 ($0.72 on a diluted basis) in 2004, principally due to increased DVD, audio CD and printing sales, as well as improved performance in our distribution segment.

12. RELATED PARTY TRANSACTIONS

The related party transactions are substantially the same as those disclosed in our 2004 annual report.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2005 and 2004

13. SUMMARY OF QUARTERLY RESULTS

Cinram's annual and quarterly operating results vary significantly from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Since most large-scale home video releases are clustered around the holidays (American Thanksgiving and Christmas), and since this period is the busiest shopping season of the year, we typically experience stronger manufacturing volumes and record higher revenue and earnings in the fourth quarter.

The seasonality of our business can also cause our capacity utilization to vary throughout the year. Although we have made significant investments in our DVD capacity over the past three years to accommodate our growing customer requirements and to handle peaks in demand, the shift of a particular release or the timing of the arrival of a master can affect our manufacturing schedule and influence our outsourcing decisions. We generate lower profit margins on units that are offloaded to a third party.

                                              Revenue                       Net Earnings
                                 --------------------------------   ---------------------------
(in thousands of U.S. dollars)
Quarter                            2005        2004        2003       2005      2004      2003
-------                          --------   ----------   --------   -------   -------   -------

First                            $453,818   $  462,237   $130,261   $ 4,075   $14,972   $ 7,297
Second                           $449,586      425,411    137,812   $ 4,584     8,477     8,340
Third                            $544,651      494,772    147,229   $35,543    17,822    13,833
Fourth                                         644,218    411,591              34,553    23,550
                                            ----------   --------             -------   -------
Year                                        $2,026,638   $826,893             $75,824   $53,020
                                            ----------   --------             -------   -------

                    Basic earnings per share   Diluted earnings per share
                    ------------------------   --------------------------
(in U.S. dollars)
Quarter                2005    2004    2003        2005    2004    2003
-------               -----   -----   -----       -----   -----   -----

First                 $0.07   $0.27   $0.13       $0.07   $0.26   $0.13
Second                $0.08    0.15    0.15       $0.08    0.15    0.15
Third                 $0.62    0.31    0.25       $0.61    0.31    0.24
Fourth                         0.61    0.42                0.60    0.42
                              -----   -----               -----   -----
Year                          $1.34   $0.95               $1.32   $0.94
                              -----   -----               -----   -----

14. RISKS AND UNCERTAINTIES

The risks and uncertainties we face are substantially the same as those disclosed in our filings with Canadian securities commissions, which are available on www.sedar.com, and are herein incorporated by reference and remain substantially unchanged.

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

                                                         SEPTEMBER 30
                                                          (UNAUDITED)   December 31
                                                             2005           2004
                                                         ------------   -----------
Assets
CURRENT ASSETS:
   Cash and cash equivalents                              $   22,388     $   41,789
   Accounts receivable                                       572,281        518,216
   Income taxes recoverable                                    2,972          8,356
   Inventories                                                73,677         56,861
   Prepaid expenses                                           23,204         26,573
   Future income taxes                                        22,993         22,872
                                                          ----------     ----------
                                                             717,515        674,667

Capital assets                                               627,398        706,360
Goodwill                                                     331,339        328,393
Intangible assets                                            258,535        315,247
Deferred financing fees                                       20,461         24,344
Other assets                                                  20,945         36,218
Future income taxes                                           10,639         11,804
                                                          ----------     ----------
                                                          $1,986,832     $2,097,033
                                                          ==========     ==========

Liabilities and Shareholders' Equity

CURRENT LIABILITIES:
   Accounts payable                                       $  208,157     $  213,876
   Accrued liabilities                                       343,882        377,323
   Current portion of long-term debt (Note 2)                 77,033         71,509
   Current portion of obligations under capital leases           671            850
                                                          ----------     ----------
                                                             629,743        663,558

Long-term debt (Note 2)                                      702,375        786,834
Obligations under capital leases                               3,580          4,603
Other long-term liabilities                                   55,836         62,778
Future income taxes                                           84,688         93,069

SHAREHOLDERS' EQUITY:
   Capital stock (Note 3)                                    173,775        170,145
   Contributed surplus                                         4,570          4,145
   Retained earnings                                         280,367        240,367
   Foreign currency translation adjustment                    51,898         71,534
                                                          ----------     ----------
                                                             510,610        486,191
                                                          ----------     ----------
                                                          $1,986,832     $2,097,033
                                                          ==========     ==========

See accompanying notes to interim consolidated financial statements.

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share amounts)

                                                   Three months            Nine months
                                                ended September 30      ended September 30
                                               -------------------   -----------------------
                                                 2005       2004        2005         2004
                                               --------   --------   ----------   ----------
Revenue                                        $544,651   $494,772   $1,448,055   $1,382,420
Cost of goods sold                              421,752    392,550    1,173,185    1,102,738
                                               --------   --------   ----------   ----------
Gross profit                                    122,899    102,222      274,870      279,682
Selling, general and administrative expenses     43,034     46,200      118,043      126,360
Amortization of intangible assets and
   deferred financing fees                       17,430     17,809       52,631       55,131
Unusual items (Note 4)                               --         --        3,864           --
                                               --------   --------   ----------   ----------
Earnings before the undernoted                   62,435     38,213      100,332       98,191
Interest on long-term debt                       12,394     12,945       38,525       38,883
Interest on capital leases                           70         84          229          260
Other interest                                      (87)      (515)        (453)        (875)
                                               --------   --------   ----------   ----------
Earnings before income taxes                     50,058     25,699       62,031       59,923
                                               --------   --------   ----------   ----------
Income taxes                                     14,515      7,877       17,829       18,652
                                               --------   --------   ----------   ----------
Net earnings                                     35,543     17,822       44,202       41,271
                                               --------   --------   ----------   ----------
Retained earnings, beginning of period          246,263    190,721      240,367      172,564
Effect of a change in accounting policy
   related to stock-based compensation               --         --           --       (2,759)
Dividends declared                               (1,439)    (1,310)      (4,202)      (3,843)
                                               --------   --------   ----------   ----------
Retained earnings, end of period               $280,367   $207,233   $  280,367   $  207,233
                                               --------   --------   ----------   ----------
Earnings per share (Note 6):
   Basic                                       $   0.62   $   0.31   $     0.77   $     0.73
   Diluted                                     $   0.61   $   0.31   $     0.77   $     0.72
                                                -------    -------    ---------    ---------
Weighted average number of shares
   outstanding (in thousands) (Note 6):
   Basic                                         57,286     56,799       57,114       56,518
   Diluted                                       57,932     57,655       57,718       57,476

See accompanying notes to interim consolidated financial statements.

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of U.S. dollars)

                                                         Three months            Nine months
                                                      ended September 30      ended September 30
                                                     --------------------   ---------------------
                                                       2005        2004        2005        2004
                                                     --------   ---------   ---------   ---------
Cash provided by (used in):
OPERATIONS:
Net earnings                                         $ 35,543   $  17,822   $  44,202   $  41,271
Items not involving cash:
   Amortization                                        56,114      55,241     168,439     160,702
   Non-cash stock-based compensation (Note 3)              62         223         425       1,030
   (Gain) loss on disposition of capital assets          (669)        273        (741)       (389)
Change in non-cash operating working capital
   (Note 7)                                           (52,528)    (66,759)    (90,736)   (137,143)
                                                     --------   ---------   ---------   ---------
                                                       38,522       6,800     121,589      65,471
FINANCING:
Increase in long term debt                             15,000      48,000      54,000      48,000
Repayment of long-term debt                           (38,011)    (81,859)   (132,935)   (178,358)
Deferred financing fees                                  (550)         --        (550)         --
Decrease in obligations under capital leases             (176)       (250)       (602)     (1,617)
Issuance of common shares                                 374          --       3,630       6,935
(Decrease) increase in other long-term liabilities     (4,280)      5,626      (3,513)      5,027
Dividends paid                                         (1,439)     (1,310)     (4,202)     (3,843)
                                                     --------   ---------   ---------   ---------
                                                      (29,082)    (29,793)    (84,172)   (123,856)
INVESTMENTS:
Transaction costs relating to Acquired businesses          --          --          --        (890)
Purchase of capital assets                            (24,246)    (82,206)    (72,386)   (134,527)
Proceeds on disposition of capital assets               1,340          22       1,918       1,005
Decrease (increase) in other assets                     1,736     (37,112)     15,194     (31,108)
                                                     --------   ---------   ---------   ---------
                                                      (21,170)   (119,296)    (55,274)   (165,520)
Foreign exchange gain (loss) on cash held in
   foreign currencies                                     458       2,505      (1,544)       (484)
                                                     --------   ---------   ---------   ---------
Decrease in cash and cash equivalents                 (11,272)   (139,784)    (19,401)   (224,389)
Cash and cash equivalents, beginning of period         33,660     169,218      41,789     253,823
                                                     --------   ---------   ---------   ---------
Cash and cash equivalents, end of period             $ 22,388   $  29,434   $  22,388   $  29,434
                                                     --------   ---------   ---------   ---------
Supplemental cash flow information:
   Interest paid                                     $ 12,614   $  13,463   $  38,216   $  40,315
   Income taxes paid                                    6,963       8,411      16,029      33,744

See accompanying notes to interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and Nine months ended September 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

1.   BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

     These interim unaudited consolidated financial statements include the accounts of Cinram International Inc. (the "Company") and its wholly owned subsidiaries.

     These interim unaudited consolidated financial statements do not contain all disclosures required by Canadian generally accepted accounting principles (GAAP) for annual financial statements and, accordingly, these interim unaudited consolidated financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2004.

     The interim unaudited consolidated financial statements reflect all adjustments which are necessary, in the opinion of management, to fairly present the financial position of the Company as of September 30, 2005, and 2004, and the results of its operations and cash flows for the three and nine-month periods then ended.

     The Company's business follows a seasonal pattern, whereby pre-recorded multimedia sales are traditionally higher in the third and fourth quarters than in other quarterly periods due to consumer holiday buying patterns. As a result, a disproportionate share of total revenue is typically earned in the third and fourth quarters.

     The interim unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP and are based upon accounting principles consistent with those used and described in Note 1 to the December 31, 2004, audited consolidated financial statements.

     Certain 2004 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2005.

     USE OF ESTIMATES:

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant estimates are used in determining, but not limited to, the valuation of intangible assets and goodwill, provisions for volume rebates, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, restructuring costs, the useful lives of all depreciable assets and the recoverability of capital assets and long-lived assets. Royalty charges are incurred as a result of the use of third party replication technologies. The Company records these amounts as incurred, based on the sale of the Company's product. Accordingly, at each balance sheet date, the Company records its best estimate of the royalties payable based on contractual arrangements and management's best estimate for non-contractual amounts. Actual results could differ from those estimates.

     During the three months ended March 31, 2005, the Company recorded a credit of $5,726 in cost of goods sold as a result of the settlement of a patent dispute.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and Nine months ended September 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

2.   LONG-TERM DEBT:

     Amounts outstanding under the credit facilities are shown in the table below:

                           September 30,   December 31,
                                2005           2004
                           -------------   ------------
Credit agreement:
Term loan A (a)               $144,300       $181,050
Term loan D (b)                622,001        658,976
                              --------       --------
                               766,301        840,026
Other long-term debt (c)        13,107         18,317
                              --------       --------
                               779,408        858,343

Less current portion            77,033         71,509
                              --------       --------
                              $702,375       $786,834
                              ========       ========

     (a) Term loan A with an outstanding balance of $144,300 at September 30, 2005, is due on September 30, 2007, and bears an interest rate of LIBOR plus 225 basis points.

          During the third quarter, the interest rate spread was reduced from LIBOR plus 250 basis points to LIBOR plus 225 basis points as the Company achieved reductions in debt leverage in accordance with the credit facility.

     (b) Term loan D with an outstanding balance of $622,001 at September 30, 2005, is due on September 30, 2009, and bears an interest rate of LIBOR plus 225 basis points.

          During the third quarter of 2005, the Company amended its credit facility. The interest rate on the outstanding principal amount of $622,001 term loan D facility was reduced from LIBOR plus 300 basis points to LIBOR plus 225 basis points.

     (c) Asset-backed financing: The Company has entered into asset-backed financing due in July 2007 with blended monthly principal and interest repayments over a three-year period, secured by certain capital assets, bearing interest at 5.49%.

      Future minimum repayments of long-term debt for the fiscal years ending December 31 are as follows:

     2005                                                               $  1,793
     2006                                                                103,454
     2007                                                                116,866
     2008                                                                 36,975
     2009                                                                520,320
                                                                        --------
                                                                        $779,408
                                                                        ========

     The terms of the credit agreement require the Company to comply with certain financial and other covenants over the term. As at December 31, 2004, and September 30, 2005, the Company was in compliance with all the terms of its credit agreement.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and Nine months ended September 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

     During the third quarter of 2005, the Company made debt prepayments of $21,250. Accordingly, the Company has fulfilled all required principal payments under the credit agreement for 2005.

3.   CAPITAL STOCK:

     The following table summarizes information on capital stock and stock options at September 30, 2005:

                             Outstanding   Exercisable
                             -----------   -----------
Common shares                 57,303,460           --
Common share stock options     1,241,435    1,087,102

     (a) For the three and nine months ended September 30, 2005, the Company issued 33,036 and 500,375 common shares to employees on the exercise of stock options for cash of $374 and $3,630 respectively. (Three months ended September 30, 2004 - no common shares were issued to employees on the exercise of stock options; nine months ended September 30, 2004 - 723,628 common shares for cash of $6,935.)

     (b) Stock-based compensation expense for the three and nine months ended September 30, 2005, was $62 and $425 respectively (three months ended September 30, 2004 - $223; nine months ended September 30, 2004 - $1,030) relating to the fair value of stock options granted since January 1, 2002. The offset to the stock-based compensation expense has been credited to contributed surplus.

4.   UNUSUAL ITEMS:

     During the first quarter of 2005, management formulated an exit plan to shut down an Ivy Hill printing facility located in Amityville, New York. The facility ceased production in April 2005. The exit plan was finalized in March 2005 and termination notices were given in April 2005 to all 102 employees. As a result, contractual severance and other employee-related costs amounting to $3,864 were recorded as an unusual item in the Company's Printing business segment in March 2005. For the three and nine months ended September 30, 2005, approximately $1,000 and $2,400, respectively, was paid in connection with the closure of the facility, and the Company anticipates making the majority of the remaining employee-related payments by the end of fiscal 2005.

5.   PENSION AND NON-PENSION EMPLOYMENT BENEFIT PLANS:

     For the three and nine months ended September 30, 2005, the Company's 401(k) plan expense amounted to $1,959 and $6,148, respectively (three months ended September 30, 2004 - $1,821; nine months ended September 30, 2004 - $6,294). For the three and nine months ended September 30, 2005, the pension expense related to the Company's defined benefit plans amounted to $998 and $2,909, respectively (three months ended September 30, 2004 - $876; nine months ended September 30, 2004 - $1,853).

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and Nine months ended September 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

6.   BASIC AND DILUTED EARNINGS PER SHARE:

     The reconciliation of the numerator and denominator for the calculation of basic and diluted earnings per share is as follows:

                                             Three months ended   Nine months ended
                                                 September 30        September 30
                                             ------------------   -----------------
                                                2005      2004      2005      2004
                                              -------   -------   -------   -------
Earnings available to common shareholders     $35,543   $17,822   $44,202   $41,271

BASIC EARNINGS PER SHARE
Weighted average number of shares
   outstanding (000's)                         57,286    56,799    57,114    56,518
Basic earnings per share                      $  0.62   $  0.31      0.77   $  0.73

DILUTED EARNINGS PER SHARE
Weighted average number of shares
   outstanding (000's)                         57,286    56,799    57,114    56,518
Dilutive effect of stock options                  646       856       604       958
                                              -------   -------   -------   -------
Adjusted weighted average number of shares
   outstanding (000's)                         57,932    57,655    57,718    57,476
Diluted earnings per share                    $  0.61   $  0.31      0.77   $  0.72

     For the three and nine months ended September 30, 2005, and September 30, 2004, all stock options were included in the computation of diluted earnings per share because the exercise price was lower than the average market price of the common shares for the periods.

7.   INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS:

     The change in non-cash operating working capital was comprised of the following:

                                            Three months ended      Nine months ended
                                               September 30           September 30
                                          ---------------------   --------------------
                                             2005        2004       2005        2004
                                          ---------   ---------   --------   ---------
Increase in accounts receivable           $(134,622)  $(101,704)  $(72,182)  $(133,807)
Decrease (increase) in income
   taxes recoverable                          7,937      (1,209)     1,900     (12,389)
Increase in inventories                     (16,925)    (16,379)   (19,714)    (22,786)
(Increase) decrease in prepaid expenses     (10,549)      4,964      2,244     (11,442)
Increase (decrease) in accounts
   payable and accrued liabilities          101,631      47,763     (2,984)     45,330
Decrease in income taxes payable                 --        (194)        --      (2,049)
                                          ---------   ---------   --------   ---------
                                          $ (52,528)  $ (66,759)  $(90,736)  $(137,143)
                                          =========   =========   ========   =========

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and Nine months ended September 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

8.   SEGMENTED INFORMATION:

     The Company's reportable business segments are: Home Video replication/duplication, Audio/ROM replication/duplication, Printing and Distribution services.

     The Home Video replication/duplication segment manufactures DVDs and VHS video cassettes. The Audio/ROM replication/ duplication segment manufactures CDs, CD-ROM and audio cassettes. The Printing segment provides design, printing and packaging services. The Distribution services segment distributes pre-recorded media products primarily on behalf of its customers. The Other segment includes merchandising sales.

     The accounting policies of the segments are the same as those described in the significant accounting policies. The Company evaluates segment performance based on earnings before interest expense, investment income, unusual items and income taxes.

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and Nine months ended September 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

8.   SEGMENTED INFORMATION (CONTINUED):

                                                        THREE MONTHS ENDED SEPTEMBER 30, 2005
                                   ------------------------------------------------------------------------------
                                     HOME VIDEO     AUDIO/ROM
                                   REPLICATION/   REPLICATION/
INDUSTRY SEGMENTS:                  DUPLICATION    DUPLICATION   PRINTING    DISTRIBUTION     OTHER       TOTAL
------------------                 ------------   ------------   --------    ------------   --------   ----------
REVENUE FROM EXTERNAL CUSTOMERS     $  283,661      $ 86,837     $ 65,203      $ 68,899     $ 40,051   $  544,651
EARNINGS BEFORE INTEREST
   EXPENSE, INVESTMENT INCOME,
   UNUSUAL ITEMS AND INCOME
   TAXES                                58,296         7,720        9,523        (9,740)      (3,364)      62,435
TOTAL ASSETS                         1,067,281       326,728      182,896       259,236      150,691    1,986,832

AMORTIZATION OF CAPITAL ASSETS
   AND ASSETS UNDER CAPITAL
   LEASES                               25,621         4,848        2,103         5,493          619       38,684
AMORTIZATION OF INTANGIBLE
   ASSETS AND DEFERRED FINANCING
   FEES                                 15,174           159        2,097            --           --       17,430
CAPITAL EXPENDITURES                    12,814            72          611         9,569        1,180       24,246

                                                        NINE MONTHS ENDED SEPTEMBER 30, 2005
                                   ------------------------------------------------------------------------------
                                    HOME VIDEO      AUDIO/ROM
                                   REPLICATION/   REPLICATION/
INDUSTRY SEGMENTS:                  DUPLICATION    DUPLICATION   PRINTING   DISTRIBUTION     OTHER       TOTAL
------------------                 ------------   ------------   --------   ------------   --------   ----------
REVENUE FROM EXTERNAL CUSTOMERS     $  737,536      $228,046     $167,583     $197,669     $117,221   $1,448,055
EARNINGS BEFORE INTEREST
   EXPENSE, INVESTMENT INCOME,
   UNUSUAL ITEMS AND INCOME
   TAXES                               110,924        13,753       16,314      (30,155)      (6,640)     104,196
TOTAL ASSETS                         1,067,281       326,728      182,896      259,236      150,691    1,986,832

AMORTIZATION OF CAPITAL ASSETS
   AND ASSETS UNDER CAPITAL
   LEASES                               77,628        14,881        6,410       15,151        1,738      115,808
AMORTIZATION OF INTANGIBLE
   ASSETS AND DEFERRED FINANCING
   FEES                                 45,810           482        6,339           --           --       52,631
CAPITAL EXPENDITURES                    35,910           470        1,364       27,519        7,123       72,386

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and Nine months ended September 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

8.   SEGMENTED INFORMATION (CONTINUED):

                                                       Three months ended September 30, 2004
                                   ----------------------------------------------------------------------------
                                    Home Video      Audio/ROM
                                   replication/   replication/
Industry segments:                  duplication    duplication   Printing   Distribution    Other       Total
------------------                 ------------   ------------   --------   ------------   -------   ----------
Revenue from external customers     $  248,109      $ 82,799     $ 54,031      63,091       46,742   $  494,772
Earnings before interest
   expense, investment income,
   unusual items and income
   taxes                                42,095         1,230        5,630      (7,786)      (2,956)      38,213
Total assets                         1,031,464       344,221      193,680     262,287      194,321    2,025,973
Amortization of capital assets
   and assets under capital
   leases                               25,673         6,656        2,195       2,156          752       37,432
Amortization of intangible
   assets and deferred financing
   fees                                 15,475           165        2,169          --           --       17,809
Capital expenditures                    39,671         5,152           90      36,313          980       82,206

                                                        Nine months ended September 30, 2004
                                   -----------------------------------------------------------------------------
                                    Home Video      Audio/ROM
                                   replication/   replication/
Industry segments:                  duplication    duplication   Printing   Distribution    Other        Total
------------------                 ------------   ------------   --------   ------------   --------   ----------
Revenue from external customers     $  714,597      $229,243     $166,532     $134,067     $137,981   $1,382,420
Earnings before interest
   expense, investment income,
   unusual items and income
   taxes                               111,570         8,398       15,024      (29,047)      (7,754)      98,191
Total assets                         1,031,464       344,221      193,680      262,287      194,321    2,025,973
Amortization of capital assets
   and assets under capital
   leases                               73,043        18,304        6,246        6,684        1,294      105,571
Amortization of intangible
   assets and deferred financing
   fees                                 47,843           502        6,786           --           --       55,131
Capital expenditures                    77,534         8,506        3,089       43,303        2,095      134,527

NOTES TO THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
Three and Nine months ended September 30, 2005 and 2004
(unaudited, stated in thousands of U.S. dollars, except common shares and per share information)

8.   SEGMENTED INFORMATION (CONTINUED):

Revenue from external customers was comprised of the following:

                  Three months ended September 30   Nine months ended September 30
                  -------------------------------   ------------------------------
                          2005       2004                  2005         2004
                        --------   --------             ----------   ----------
DVD                     $279,593   $227,946             $  723,162   $  661,115
VHS                        4,068     20,163                 14,374       53,482
AUDIO CD/CD-ROM           85,661     80,540                223,507      220,913
AUDIO CASSETTE             1,176      2,259                  4,539        8,330
PRINTING                  65,203     54,031                167,583      166,532
DISTRIBUTION              68,899     63,091                197,669      134,067
MERCHANDISING             30,141     37,068                 97,353      115,042
OTHER                      9,910      9,674                 19,868       22,939
                        --------   --------             ----------   ----------
                        $544,651   $494,772             $1,448,055   $1,382,420
                        ========   ========             ==========   ==========

CINRAM INTERNATIONAL INC.
Corporate Head Office
2255 Markham Rd.
Toronto, ON
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612
www.cinram.com